May 3, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3

File No. 333-44848

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Tech Data Corporation (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-44848), including all amendments and exhibits thereto (the “Registration Statement”). No securities were sold in connection with the offering. The Company is requesting withdrawal of the Registration Statement because it has decided not to effect a public offering pursuant to the Registration Statement.

Very truly yours, TECH DATA CORPORATION

/s/ Jeffrey P. Howells
Jeffrey P. Howells Executive Vice President and Chief Executive Officer